August 9, 2010

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20002

Re:      Target Corporation

Amendment No. 1 to Form 10-K for the Fiscal Year Ended January 30, 2010

Filed March 18, 2010

Definitive Proxy Statement on Schedule 14A

Filed April 29, 2010

File No. 001-06049

Dear Mr. Owings:

Thank you for your letter dated July 12, 2010, regarding Target Corporation. Following this introductory section is a specific response to each of your 14 numbered comments in that letter, with a portion of your comments in italics preceding each related response.

As a company, we place a high priority on providing clear and useful disclosures to the readers of our SEC filings, and we always welcome the opportunity to review our practices in an effort to make our disclosures even better.

We believe our responses address your comments.  Should the staff, after review and consideration of our responses, have further questions or comments, we would welcome direct dialogue and collaboration to discuss suggestions for future filings.

Form 10-K for the Fiscal Year Ended January 30, 2010.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

1.                                    We note that your discussion in this section provides limited analysis of the factors that influenced your financial results. For example, in discussing comparable-store sales on page 14 you state that “transaction-level metrics are influenced by a broad array of . . . factors” but you provide no analysis of these factors or how they affected your comparable-store sales. Please expand your discussion to address whether you believe factors that you identify constitute a trend and whether you expect that trend to continue. Please also provide analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the elxtent past performance is

1000 Nicollet Mall, Minneapolis, MN 55403

Mr. H. Christopher Owings

indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Further, please discuss in reasonable detail:

•                Economic or industry-wide factors relevant to your company,

•                Material opportunities, challenges, and

•                Risk in the short and long term and the actions you are taking to address them.

Target’s Response to Comment 1

In response to your letter, we reviewed the MD&A disclosures in our most recent Form 10-K. Your letter requested that we expand our discussion to include additional analysis of certain metrics and to address whether we believe the factors that we identified constitute a trend and whether we expect that trend to continue. With respect to your comment about providing guidance to investors on the likelihood that our results are indicative of future performance, we typically provide such guidance in the Outlook section of our MD&A, and as such, a response to this comment is provided in our response to Comment No. 2 below.

We operate large-format general merchandise and food discount stores across the United States. Our stores offer a wide assortment of general merchandise and food items. Given the geographic dispersion of our stores across the United States and the breadth of our merchandise offerings, our results are highly dependent upon the general economic conditions within the United States, but no single factor or small group of factors drives our sales or gross margin results. For this reason, our discussion and analysis of our sales and gross margin results typically focuses on sales trends during the most recent period as compared with the corresponding prior year period and the mix of sales between discretionary and nondiscretionary products, both of which are primary drivers of our gross margin performance. Additionally, we plan our business expenses in light of our general sales outlook to maintain an appropriate level of selling, general and administrative expenses in light of expected sales. Again, no single factor or small group of factors determines our expense rate.

After reviewing our disclosures, we continue to believe that they adequately describe and analyze the factors driving the key metrics of our business. We reviewed the disclosures describing each of the key metrics within our retail segment (sales, gross margin rate, SG&A expense rate, and depreciation expense rate) and the disclosures describing our credit segment performance. We believe that our disclosures are appropriate and adequate. For example, the key metrics in sales are fully described in MD&A, including a detailed table of the components of comparable-store sales, an important retail industry metric. We’ve identified the two key components, number of transactions and average transaction amount, and we further subdivided average transaction amount into units per transaction and selling price per unit.

Our sales are affected by broad factors such as changing mix of our guests’ discretionary and nondiscretionary purchases, the transfer of sales from existing stores to new stores, and market share gains from other retailers. While these factors certainly affect our sales, the effect of each such factor cannot be measured with reasonable precision. In addition, sales are comprised of approximately 1.5 billion individual annual transactions, which are influenced by a wide array of macroeconomic, competitive and consumer behavioral factors, and sometimes even by uncharacteristic weather patterns, making meaningful analysis of transaction-level metrics

Mr. H. Christopher Owings

indeterminable. We attempted to describe our inability to provide additional meaningful analysis of these metrics with the sentence that reads, “Transaction-level metrics are influenced by a broad array of macroeconomic, competitive and consumer behavioral factors, as well as sales mix, and comparable-store sales rates are negatively impacted by transfer of sales to new stores.” Based on your comment and our additional review of these disclosures, we believe that we could provide a better description of our inability to further analyze these transaction-level metrics, so in future filings, we intend to modify this sentence to read as follows:

“The collective interaction of a broad array of macroeconomic, competitive and consumer behavioral factors, as well as sales mix, and transfer of sales to new stores makes further analysis of sales metrics infeasible.”

In light of the purpose and underlying objectives of MD&A, we are not aware of any trend, economic or industry-wide factors, opportunities, challenges or risks that were known at the date of the filing of our most recent Form 10-K that were reasonably likely to have a material effect on our financial condition or operating performance, other than those matters that were included in our filing. We will continue to endeavor to provide meaningful disclosures that meet the objectives of MD&A and will make disclosures of material trends, economic or industry-wide factors, opportunities, challenges and risks of which we become aware in our future filings.

Outlook, page 23

2.                                    Please expand your discussion in the first paragraph of this section on page 23 to explain the basis for your belief that comparable-store sales and total sales will increase. Please also expand your discussion to explain your statement in the same paragraph that comparable-store sales comparisons are easier in the spring than the fall.

Target’s Response to Comment 2

As noted in response 1 above, our stores are located across the United States and offer a wide assortment of general merchandise and food items. These factors make our results highly dependent upon the general economic conditions within the United States, but no single factor or group of a few factors drives our results. For this reason, our forecasts of future results are largely dependent upon our results during corresponding prior-year periods and our expectations about the general economic conditions in the United States. We use our analysis of recent results and our judgment and experience to develop our expectations, which are described in the Outlook section of MD&A.

In future filings we will attempt to expand our description of such matters. An example of the type of disclosure that we intend to provide is as follows (added disclosure is in bold italics):

Mr. H. Christopher Owings

Outlook

We expect a generally improving economy in 2010, and if that occurs and we are able to plan our merchandise assortment appropriately and maintain disciplined expense control, we expect to deliver improved profit in both of our business segments.

In the Retail Segment, we expect to generate increases in comparable-store sales, likely in the range of 2 to 4 percent for the year, as a result of our expectations of a generally improving economy and a 1 percentage point lift from our remodel program. While our comparable-store sales comparisons are easier in the spring than the fall (i.e., spring 2009 comparable-store sales declined more than fall 2009 comparable-store sales), the expected incremental sales resulting from remodels will grow as the year progresses. Additionally, we expect total sales to increase by a mid-single digit percentage for these same reasons and also due to incremental sales from new stores.

Definitive Proxy Statement on Schedule 14A Filed April 29, 2010

Committees, page 13

Nominating and Governance Committee, page 13

3.                                    We note your disclosure on page 13 that board candidates are evaluated such that the board contains a predominance of business backgrounds that has a diverse set of experiences and perspectives. Please expand your disclosure to clarify whether you have a policy with regard to the consideration of diversity in identifying your director nominees, and if so, describe how this policy is implemented and how your committee assesses the effectiveness of the policy.

Target’s Response to Comment 3

The Board has adopted Corporate Governance Guidelines, which are publicly available and, among other things, indicate the Board’s desire that its members have broad perspective, experience and knowledge. The Nominating and Governance Committee does not have a separate policy regarding consideration of gender, ethnic or other diversity criteria in identifying director nominees, and we will clarify this in future filings. As disclosed on pages 5 and 13 of the proxy statement, the Committee adheres to our Corporate Governance Guidelines, and considers the diversity of backgrounds and experiences of all of our directors as a factor when recommending directors. This is one of several factors that are considered and there is no specific policy on how this particular factor is to be applied, accordingly, we did not provide the disclosure required by the last sentence of Item 407(c)(2)(vi) of Regulation S-K.

Mr. H. Christopher Owings

Executive Compensation, page 22

4.                                    We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. . . . . Please advise us of the basis for your conclusion that Item 402(s) disclosure is not necessary and describe the process you undertook to reach that conclusion.

Target’s Response to Comment 4

We concluded that we did not have a disclosure obligation under Item 402(s) of Regulation S-K because, in our judgment, our compensation policies and practices are not reasonably likely to have a material adverse effect on Target. In arriving at this conclusion, our human resources function first inventoried all compensation policies and practices for our employees, including those applicable to executive officers and those applicable below the executive officer level. These arrangements and policies were analyzed under a risk assessment framework intended to: (1) identify any risk-taking incentives inherent in our compensation policies and practices; (2) identify internal controls or offsetting policies that mitigate any such risks; and (3) determine whether any resulting risks were reasonably likely to have a material adverse effect on our company.

As part of our review, we took numerous factors into consideration, including whether any of our compensation policies and practices varied significantly from the overall risk and reward structure of our company, and whether any of our compensation policies and practices incentivized individuals in a manner that would be inconsistent with our strategic goals or would exacerbate any of the inherent enterprise risks to which we are subject. Once this analysis was completed, we reviewed the approach and the conclusions with senior management responsible for risk oversight, including our General Counsel, the head of internal audit and the head of our Corporate Risk and Responsibility function, all of whom agreed with the conclusion.

Compensation Discussion and Analysis, page 22

Executive Summary, page 22

5.                                    Please expand your bullet point discussion beginning at the bottom of page 22, or elsewhere as appropriate, to describe your policies for allocation of different forms of compensation. Your disclosure at the top of page 25 provides a general explanation of your rationale for favoring “variable” and “long-term” compensation, but you do not discuss your rationale for allocating amongst the several different forms of compensation you provide, such as restricted stock units, performance share units and options.

Mr. H. Christopher Owings

Target’s Response to Comment 5

To address this comment and comment No. 13, in future filings we intend to revise the section of our CD&A captioned “Benchmarking Elements and Amounts” on pp. 24-25 to read substantially as set forth on Exhibit A to this letter. We believe this revised approach will concisely and adequately describe our rationale and method of determining compensation amounts in the aggregate and allocating aggregate compensation among the primary elements.

Compensation Positioning, page 24

6.                                   You reference “performance at goal” throughout your discussion on page 25, but it does not appear that you explain this reference until page 27. Further, your disclosure on page 27 does not definitively clarify whether “performance at goal” is equivalent to “performance goals.” Please revise your disclosure on page 25 to provide context for your use of “performance at goal” in describing your compensation plans.

Target’s Response to Comment 6

In future filings, we will explain our references to “performance at goal” when that term is first used.  We will also use consistent terms when referring to “performance at goal,” and clarify that our references to “goal” are similar to the SEC’s use of the word “target” when referring to performance levels under incentive compensation plans. We use the word “goal” instead of “target” in our CD&A to avoid confusion with our corporate name.

7.                                   Your discussion on page 25 summarizes the general parameters used in determining your named executive officers’ compensation, and your disclosure beginning on page 27 states the threshold and goal amounts for each compensation element, but the specific formula used in determining compensation amounts is not provided. Please revise or advise. In this regard, we note your statement on page 25 that personal performance payouts are discretionary and based on subjective, individual performance factors. Nevertheless, it appears that you can provide a formula for each of the non-subjective elements of compensation.

Target’s Response to Comment 7

In future filings, we will add to our existing disclosure regarding the financial performance required for incentive compensation payments to illustrate the incentive compensation opportunity to named executive officers (NEOs) at various levels of financial and personal performance. Attached as Exhibit B to this letter is an additional table, with accompanying narrative, that we will include in future filings to explain this relationship under our short-term incentive plan.

Mr. H. Christopher Owings

8.                                    We note your indication that the Compensation Committee capped spring season payouts, however, it is not clear at what level you capped these amounts. In other words, explain whether you capped them at the goal amounts or utilized a stretch amount.

Target’s Response to Comment 8

In future filings, we will revise our table captioned “Non-Equity Incentive Plan Performance Results – Fiscal 2009” to clarify any cap on payouts. Exhibit C attached to this letter is an example of how we propose to present this table, using our fiscal 2009 numbers.

2009 Compensation Actions Table, page 26

9.                                    Please expand your disclosure on page 26 to specify the benefit to investors of your Compensation Actions table and ensure that it is de-emphasized in relation to the prominence of your Summary Compensation Table on page 32. Please also ensure that any differences between the amounts reflected in your Compensation Actions Table and those reflected in your Summary Compensation Table, or other required tables, are clearly disclosed.

Target’s Response to Comment 9

In future filings in which we determine to include an alternate presentation of the Summary Compensation Table, we will de-emphasize its prominence in relation to the Summary Compensation Table and describe the reasons why we believe it is important to investors. Our response to Comment No. 14 further explains our reasons for using an alternate table in our 2010 proxy statement.

2009 Key Performance Measures and Performance Goals, page 27

10.                            In the first full paragraph on page 27 you refer to “variable compensation plans” and your “short-term and long-term incentive compensation plans.” Please revise your discussion to clarify the difference, if any, between these plans. If you are referencing the same plans, please use consistent terms to describe the plans.

Target’s Response Comment to 10

Our variable compensation plans consist of our short-term and long-term incentive compensation plans.  Accordingly, the two terms quoted in your comment refer to the same compensation plans.  In future filings, we will use consistent terms, or more clearly explain how the terms are related.

Mr. H. Christopher Owings

Personal Performance, page 28

11.                            In the first paragraph on page 28 you state that personal performance payments are based on subjective management criteria and you provide examples of those criteria. Please confirm whether these are all of the criteria considered in awarding personal performance payments to each of your named executive officers, and if not, disclose all additional criteria considered. Please also clarify if different criteria are applied to each named executive officer, and specify which criteria apply to which officer(s).

Target’s Response Comment to 11

In determining the personal performance score of our executive team, including all NEOs but excluding the CEO, we confirm that their strategic, team and ethical leadership in delivering results are the criteria used to measure personal performance and award a personal performance review score.  Although we do not currently consider additional disclosure necessary, in future filings we will consider, and if appropriate disclose, whether there were any special events, acts, or undertakings of each NEO outside of the disclosed qualities/criteria that positively or negatively affected their personal score.

12.                            If the personal performance amounts discussed in this section are reflected in the “bonus” column of your Summary Compensation Table, please make that clear or disclose elsewhere how the bonus amounts are determined.

Target’s Response to Comment 12

We believe we have addressed this comment in our response to Comment 7 and our revised disclosure on Exhibit B.

Additional Compensation Elements, page 30

13.                            Please revise to elaborate upon how you arrived at the amount of compensation you determined to grant in the form of RSUs and stock options.

Target’s Response to Comment 13

Please see our response to Comment 5 above, in which we provide additional disclosure on Exhibit A explaining how we determined the relative amount of each type of long-term incentive award.

Mr. H. Christopher Owings

Summary Compensation Table, page 32

14.                            We note your disclosure in footnote one to your Summary Compensation Table that you did not include a restricted stock award paid to Mr. Steinhafel because it was granted in fiscal year 2010. Please note that compensation earned in a fiscal year should be included in that year’s summary compensation table – even if the compensation is not granted until a subsequent fiscal year. As a result, it is unclear to us why you have not reflected this amount in the table; please advise.

Target’s Response Comment to 14

We did not include the restricted stock award granted to Mr. Steinhafel in March 2010 (fiscal 2010) in the Summary Compensation Table reporting compensation earned in fiscal 2009 because of the guidance set forth in SEC Release No. 33-9089.  On pages 23-25 of SEC Release No. 33-9089, the Commission noted that the final rules require disclosure of awards granted “during the year.” In this release, the Commission acknowledged comments requesting that the aggregate grant date fair value of equity awards be included in the year for which the related services were rendered.  However, the Commission noted that multiple subjective factors could influence equity awards granted after the fiscal year end, and determined to adopt a more objective approach based on reporting the award in the year when the grant date occurred.  The Commission went on to suggest that companies use CD&A to explain the post-fiscal year equity awards and consider using a supplemental table if necessary.

The restricted stock award granted in March 2010, while related to payment of Mr. Steinhafel’s 2009 annual incentive compensation, was not contemplated at the outset of fiscal 2009, nor was it within Mr. Steinhafel’s discretion to elect to receive equity.  Rather, the Compensation Committee exercised its discretion, after fiscal 2009, to award a portion of his payout in the form of restricted stock.  As a result, the situation is distinguishable from Regulation S-K Compliance and Disclosure Interpretations 119.25 (which contemplates a non-equity incentive plan award, as opposed to an equity award) and 217.11 (which predates Release No. 33-9089 and also does not appear to involve an equity award).

Based on what we understand to be the final position of the Commission, we did not include the aggregate grant date fair value of the restricted stock award granted in fiscal 2010 in Mr. Steinhafel’s compensation for fiscal 2009 as reported in our Summary Compensation Table.  However, to explain that the grant related to services performed in fiscal 2009, we included a footnote setting forth the aggregate grant date fair value of the award so that a reader could calculate the amount of total compensation including this award if they so chose, and also used a supplemental table in our CD&A to highlight this timing difference.

Mr. H. Christopher Owings

****

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Target Corporation, I thank you for your consideration of our responses.

Sincerely,

/s/ Douglas A. Scovanner

Douglas A. Scovanner

Executive Vice President and Chief Financial Officer

Exhibit A

Setting Amount of Compensation and Allocation Among Elements

For each executive officer position, we use market data from our benchmark companies to establish a targeted level of total direct compensation (TDC), which is the sum of three elements:

•                    Base salary;

•                    Short-term incentive compensation; and

•                    Long-term incentive compensation.

Our targeted level of TDC for executive officers is intended to fall near the 75th percentile of our retail peer group and the 60th percentile of our general industry peer group for comparable positions. Our reasons for using these percentiles are:

•                  To ensure we can attract and retain the best available management talent;

•                  Our belief that the job scope and performance expectations of our senior management are higher than our peer companies; and

•                  With respect to our retail peer group, the fact that we are among the largest companies in this peer group.

Because some compensation elements have a performance-based variable payout feature, our targeting of TDC is done using “at-goal” levels of payouts. In other words, we assume at-goal payment levels under our short-term incentive program and for determining the value of PSU awards. All equity awards are valued at their grant date fair value for purposes of targeting TDC.

We allocate TDC among the compensation elements by using market data from our benchmark companies. This is done both by direct comparison of the amount of each element with benchmark data, and also using data on the relative weightings of different elements by our peer companies. This market data is used to establish a range for each element that is used as a reference point to determine a final compensation opportunity that is in-line with market conditions yet maintains a strong bias in favor of long-term and performance-based compensation.

Element	Description	Percent of TDC
Base Salary	• Base salary is based on the size and scope of each position, individual expertise, experience and performance.	CEO: 15% or less Other Executive Officers: 20% or less
Short-term Incentive (STI)

•                 Annual incentive opportunity payable in cash.

•                 Consists of a financial component (non-equity incentive plan) and a personal performance component (bonus).

•                 Financial component is based on performance of actual EBIT and EVA versus goals established at the beginning of a performance period.

•                 Personal performance payouts are discretionary and based on subjective, individual performance factors.

CEO: 20% or less Other Executive Officers: 15% or less

Long-term Incentive (LTI)

•                 LTI awards are granted in the form of stock options, PSUs, and restricted stock units (RSUs).

•                 The three different award types are used to provide a strong incentive for stock price growth (options), balanced by incentives tied directly to our financial performance (PSUs) and to facilitate retention (RSUs).

•                 To emphasize stock price growth, 50% of the LTI award value is delivered as stock options. The remaining LTI award value is split equally between PSUs and RSUs.

•                 PSU awards are based on how we perform relative to our retail peer group over a 3-year period. This allows us to measure our performance in relation to our peers without influence of macroeconomic conditions.

65% or more for CEO and other Executive Officers

Exhibit B

Incentive opportunities under our short-term incentive compensation plan are based on percentages of an executive officer’s base salary that are tied to the objective financial performance measures used under the plan, and for executive officers other than the CEO, their subjectively determined personal performance level. The following tables summarize the total incentive opportunity for financial performance measures at threshold (5% below goal), goal, and 5% above goal, and a representative incentive opportunity for the personal performance aspect of the plan under various performance levels:

	Financial Performance
	Threshold Performance	Goal Performance	Above Goal Performance
	(5% Below Goal)		(5% Above Goal)
CEO	75%	150%	300%
NEO	20%	53.3%	120%

	Personal Performance
	Effective Performance	Excellent Performance	Outstanding Performance
	(Score 80/100)	(Score 85/100)	(Score 95/100)
CEO	N/A	N/A	N/A
NEO	20%	26.7%	40%

	Total Incentive Payment
	Threshold Financial/ Effective Personal	Goal Financial/ Excellent Personal	Above Goal Financial/ Outstanding Personal

CEO	75%	150%	300%
NEO	40%	80%	160%

Maximum incentive opportunities under the short-term incentive compensation plan are 400% of base salary, and occur at performance levels more than 5% above goal.  The CEO does not receive a personal performance payment under this plan, but may receive a personal performance payment outside of the plan, in the Board’s discretion.  All personal performance payments, whether under this plan or not, are reported in the “Bonus” column of the Summary Compensation Table, and any payments based on financial performance measures are reported in the “Non-Equity Incentive Plan Compensation” column.

Exhibit C

Non-Equity Incentive Plan Performance Results—Fiscal 2009

	Spring				Fall
Performance	Performance Required for Payout (in millions)		Actual Performance	Capped Performance(1)	Performance Required for Payout (in millions)		Actual Performance
Measure	Threshold	Goal	(in millions)	(in millions)	Threshold	Goal	(in millions)
EBIT	$1,472	$1,549	$2,156	$1,627	$2,075	$2,185	$2,482
EVA	$(395)	$(346)	$28	$(297)	$(9)	$60	$268

The shaded columns are the performance levels used to determine non-equity incentive plan payments for fiscal 2009.

(1)                                  As described above, the Compensation Committee capped spring season payouts based on the performance levels set forth in the table above.